SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Thunder Bridge Capital Partners III, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

88605T 100

(CUSIP Number)

Gary A. Simanson

9912 Georgetown Pike

Suite D203

Great Falls, Virginia 22066

Telephone: (202) 431-0507

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 7, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88605T 100	13D/A	Page 2 of 6 pages

1	Names of Reporting Person. TBCP III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,353,000 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 11,353,000 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,353,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 94.9%
14	Type of Reporting Person (see instructions) OO

(1)	Includes (i) one share of the Issuer’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”), which is convertible into one share of the Issuer’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), (ii) 10,349,999 shares of Class A Common Stock, which TBCP III, LLC (the “Sponsor”) elected to convert from Class B Common Stock previously held by the Sponsor on a one-for-one basis on August 7, 2023, and (iii) 1,003,000 shares of Class A Common Stock included in the private placement units issued to the Sponsor in connection with the Issuer’s initial public offering. The Sponsor is controlled by its managing member, Gary A. Simanson. Mr. Simanson has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Simanson may be deemed to have beneficial ownership of securities reported herein. Mr. Simanson disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. 88605T 100	13D/A	Page 3 of 6 pages

1	Names of Reporting Person. Gary A. Simanson
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,453,000 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 11,453,000 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,453,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 95.7%
14	Type of Reporting Person (see instructions) IN

(1)	Includes (i) one share of the Issuer’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”) held by TBCP III, LLC (the “Sponsor”), which is convertible into one share of the Issuer’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), (ii) 10,349,999 shares of Class A Common Stock, which the Sponsor elected to convert from Class B Common Stock previously held by the Sponsor on a one-for-one basis on August 7, 2023, (iii) 1,003,000 shares of Class A Common Stock included in the private placement units issued to the Sponsor in connection with the Issuer’s initial public offering, and (iv) 100,000 shares of Class A Common Stock included in units purchased by Gary A. Simanson in the Issuer’s initial public offering. Mr. Simanson is the managing member of the Sponsor and has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Simanson may be deemed to have beneficial ownership of the securities held by the Sponsor, but he disclaims beneficial ownership of the securities held by the Sponsor, other than to the extent of his pecuniary interest in such shares.

CUSIP No. 88605T 100	13D/A	Page 4 of 6 pages

SCHEDULE 13D/A

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Schedule 13D/A”) is being filed on behalf of TBCP III, LLC, a Delaware limited liability company (the “Sponsor”), and Gary A. Simanson (together with the Sponsor, the “Reporting Persons”) for the purpose of updating the ownership percentages of the Reporting Persons reported in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on February 19, 2021, as amended by Amendment No. 1 filed on February 13, 2023 (the “Statement”) as a result of the (i) redemption of 486,584 shares of the Issuer’s Class A common stock, par value $0.0001 per share and (ii) the Founder Conversion (as defined below), as reported in the Current Report on Form 8-K filed by the Issuer on August 10, 2023.

This Schedule 13D/A is being filed to report amendments to the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

Founder Conversion

On August 7, 2023, the Sponsor elected to convert on a one-for-one basis 10,349,999 Founder Shares into 10,349,999 shares of Class A Common Stock (the “Founder Conversion”). The 10,349,999 shares of Class A Common Stock issued to the Sponsor in connection with the Founder Conversion are subject to the same registration rights and restrictions as the Class B Common Stock before the Founder Conversion, including, among others, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of a Business Combination as described in the final prospectus for the IPO filed with the SEC by the Issuer on February 10, 2021 (File No.: 333-252109) (the “IPO Prospectus”).

CUSIP No. 88605T 100	13D/A	Page 5 of 6 pages

Item 5. Interest in Securities of the Issuer

Item 5(a) – (c) of the Statement is hereby amended and restated in its entirety by inserting the following information:

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 11,964,157 shares of Common Stock, including 11,964,156 shares of Class A Common Stock and one share of Class B Common Stock, outstanding as of August 14, 2023) are as follows:

TBCP III, LLC

(a)		Amount beneficially owned: 11,353,000	Percentage: 94.9%
(b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	11,353,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	11,353,000
	iv.	Shared power to dispose or to direct the disposition of:	0

Gary A. Simanson

(a)		Amount beneficially owned: 11,453,000	Percentage: 95.7%
(b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	11,453,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	11,453,000
	iv.	Shared power to dispose or to direct the disposition of:	0

Certain securities reported above are held of record by the Sponsor and include: (i) 1,003,000 shares of Class A Common Stock underlying the Placement Units, (ii) 10,349,999 shares of Class A Common Stock issued in connection with the Founder Conversion, and (iii) one share of Class B Common Stock. Gary A. Simanson is the managing member of the Sponsor. As a result, Mr. Simanson has sole voting and investment discretion with respect to the securities held by the Sponsor. Mr. Simanson may thus be deemed to have beneficial ownership of the Class A Common Stock and Class B Common Stock held directly by the Sponsor. Mr. Simanson disclaims any beneficial ownership of the reported shares held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

Mr. Simanson, in his individual capacity, purchased 100,000 Units in the IPO for $1,000,000. Each Unit consists of one share of Class A Common Stock and one-fifth of one warrant, each whole warrant entitling the holder to purchase one share of Class A Common Stock at $11.50 per share.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this Schedule 13D/A, except as described in Item 4 of this Schedule 13D/A, which information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented to include the following:

On August 4, 2023, the Sponsor and the Issuer entered into a side letter agreement (“Side Letter”) pursuant to which the Sponsor agreed that the shares of Class A Common Stock issued in connection with the Founder Conversion are subject to the same restrictions as the Class B Common Stock before the Founder Conversion, as set forth in the Letter Agreement, including, among others, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of a Business Combination as described in the IPO Prospectus.

CUSIP No. 88605T 100	13D/A	Page 6 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2023	TBCP III, LLC

	By:	/s/ Gary A. Simanson
	Name:	Gary A. Simanson
	Title:	Managing Member

	By:	/s/ Gary A. Simanson
	Name:	Gary A. Simanson